Investor Contact:  Larry Gosnell
                   864-597-8658

Media Contact:     Karen Randall
                   864-597-8440


                              FOR IMMEDIATE RELEASE


                   -ADVANTICA ADOPTS STOCKHOLDER RIGHTS PLAN-

         SPARTANBURG, S.C., Dec. 14, 1998 -- Advantica Restaurant Group, Inc. (Nasdaq:DINE) today announced that its Board of Directors has approved the adoption of a Stockholder Rights Plan and declared a dividend of one Right to purchase a fraction of a share of a newly-created class of preferred stock for each share of common stock held by stockholders of record as of December 30, 1998.

          James B. Adamson, Chairman and Chief Executive Officer of Advantica, said, "The Plan is designed to provide protection for Advantica stockholders against coercive or unfair takeover tactics and is consistent with Advantica's goal of building long-term value for its stockholders. The Plan is also designed to prevent an acquirer from gaining control of the Company without offering a fair price to all stockholders. Similar stockholder rights plans have been adopted by more than 3,000 public companies in the U.S., including the majority of companies in the S&P 500. The Plan was not adopted in response to any specific proposal or inquiry to acquire control of the Company, and the Company's directors are not aware of any such contemplated takeover activity."

         The Rights, which expire on December 30, 2008, may be exercised only if a person or group acquires 15 percent or more of Advantica common stock or announces a tender offer, the consummation of which would result in the acquisition of 15 percent of more of Advantica common stock. The Plan provides that the current ownership of Advantica common stock by Loomis Sayles & Company, L.P. and certain related entities, which exceeds 15 percent, will not cause the Rights to become exercisable so long as Loomis Sayles does not increase ownership in excess of one percent without the consent of the Board.

         The Rights will be attached to and trade with Advantica common stock, unless and until they are separated upon the occurrence of certain future events. Once separated, each Right will entitle the holder to purchase one one-thousandth of a share of newly created preferred stock of Advantica at an exercise price of $42.50. In the event that any person or group acquires 15 percent or more of Advantica's outstanding common stock, each Right will entitle the holder (other than the acquirer) to receive, upon payment of the exercise price, that number of shares of Advantica common stock at a 50% discount from the then market value. In the event that Advantica is acquired in a merger or other business combination transaction after any person or group has acquired 15 percent or more of Advantica's outstanding common stock, each Right will


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entitle the holder (other than the acquirer) to receive, upon payment of the exercise price, common shares of the acquiring company at a 50% discount from the then market value. The Rights distribution is not taxable to Advantica stockholders.

         The Board has the right to redeem outstanding Rights at any time before a person or group has acquired 15 percent or more of the Advantica common stock or the final expiration of the Rights, at a price of $.01 per Right. The terms of the Plan may be amended by the Board in certain circumstances. A complete description of the Plan will be filed with the Securities and Exchange Commission, and further details regarding the Plan will be provided to stockholders in a forthcoming letter.

         Advantica Restaurant Group, Inc. is one of the largest restaurant companies in the United States, operating approximately 2,600 moderately-priced restaurants in the mid-scale and quick-service dining segments. Advantica owns and operates the Denny's, Carrows, Coco's and El Pollo Loco restaurant brands. Advantica news releases, links to SEC filings and other financial information are also available, at no charge, through Business Wire's Corporate News on the Net web site at: http://www.businesswire.com/cnn/dine.htm.

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